FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! Reports Third Quarter 2009 Unaudited Financial Results
BEIJING, December 16, 2009 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leading company in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced its unaudited financial results for the third quarter ended September 30, 2009.
Financial Highlights
Highlights for the Third Quarter of 2009:
•	Total revenues: $6.9 million, representing a decrease of 2.9 million quarter-over-quarter and a decrease of 6.6 million year-over-year.
•	Wireless value-added services (“WVAS”) revenues: $4.5 million, representing a decrease of 1.0 million quarter-over-quarter and a decrease of 6.5 million year-over-year.
•	Recorded music revenues, which are from our record label businesses: $2.4 million, representing a decrease of 1.9 million quarter-over-quarter and a decrease of 0.1 million year-over-year.
•	Net loss attributable to Hurray! Holding: $5.1 million
•	EBITDA[1]: a net loss of $4.0 million
•	Diluted loss per ADS: $0.23
Commenting on the third quarter results, Mr. Haibin Qu, Acting CEO of Hurray! stated:
“This quarter was challenging for Hurray!. However, we view this quarter as a turning point for a new Hurray! and going forward, we will remain focused on developing ways to better enrich our contents and enhance our distribution channels, as well as to integrate these business initiatives with our existing business lines. We believe these efforts are essential for the restoration of our growth and to further development of Hurray! into an integrated digital media distribution platform. ”
Business Results
Total revenues for the third quarter ended September 30, 2009 were $6.9 million, decreased from $9.8 million for the preceding quarter and $13.5 million for the same quarter last year.
Total wireless value-added services revenues were $4.5 million for the third quarter of 2009, decreased from $5.5 million in the previous quarter and $11.0 million in the same quarter of 2008 as a result of business restructuring in Q2 and early Q3 that focused on trimming off non-profitable WVAS business lines and resources realignment amongst WVAS business and music content business.

[1]	A non-GAAP measure, which is defined as net loss attributable to Hurray! Holding company except for income (loss) before interest, income tax, depreciation and amortization.

Recorded music revenues, which represent revenues of our controlled music companies Freeland Music, Huayi Brothers Music, Hurray! Secular Bird and Seed Music, which was acquired on January 1, 2009, were $2.4 million, decreased from $4.3 million in the previous quarter and $2.5 million in the same period of 2008, mainly reflects a seasonal fluctuation of the music market.
Total gross margin was 20.7% for the third quarter of 2009 as compared to 21.3% for the previous quarter and 30.9% for the same period of 2008.
Gross margin for wireless value-added services was 27.3% for the third quarter of 2009, as compared to 26.7% in the previous quarter, and 26.4% for the same period of 2008.
Recorded music gross margin was 8.6% for the third quarter of 2009 as compared to 14.4% in the previous quarter and 51.2% for the same period of 2008. The decrease in margin was mainly due to increment of marketing programs to promote new artist releases by Hurray! affiliated music companies, Seed Music, which may benefits and strengthens the market presence in music content industry.
Total gross profit was $1.4 million for the third quarter of 2009, as compared to $2.1 million for the previous quarter, and $4.2 million for the same period of 2008.
Total operating expenses were $6.5 million for the third quarter of 2009. This represents a decrease of 57.9% as compared to the total operating expenses of $15.5 million for the previous quarter, which included provisions for account receivable and other current assets of $3.3 million, transaction expenses of $1.3 million in connection with the equity tender offer by Shanda, an impairment for goodwill of $3.0 million and a write-down for intangible assets of $3.5 million for music business, and severance costs of $ 0.4 million in previous quarter, and a decrease of 25.0% as compared to the total operating expenses of $8.7 million for the same period of 2008, which included impairment charges of $ 4.2 million in respect of our music business.
The income tax expense for the third quarter of 2009 was $0.7 million, as compared to an income tax benefit of $0.4 million in the previous quarter and the same period of 2008.
Net loss attributable to Hurray! Holding was $5.1 million for the third quarter of 2009.
EBITDA was negative $4.0 million for the quarter ended September 30, 2009, as compared with an EBITDA of negative $10.7 million in the previous quarter. A reconciliation of net loss attributable to Hurray! Holding Company under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA is included at the end of this release.
Fully diluted loss per ADS was $0.23 based on a weighted average of 22.0 million diluted ADSs for the third quarter of 2009, as compared to the diluted loss per ADSs of $0.50 based on a weighted average of 22.0 million diluted ADSs for the previous quarter, and a fully diluted loss per ADS of $0.42 based on a weighted average of 21.9 million diluted ADSs for the third quarter of 2008.
As of September 30, 2009, the Company had $47.9 million in cash and cash equivalents, and short term time deposit of $10.0 million.

Business Highlights
Hurray! continued executing its strategy of developing proprietary content and diversifying distribution channels, with the following highlights:
•
In August, Hurray! officially became China Unicom’s GJAVA partners, one of the first batch in mainland China since the service was introduced by China Unicom. In addition, Hurray! was also chosen to be one of the first batch of developers to work with China Mobile’s Mobile Market. In the fourth quarter of 2009, we are launching another 2 new mobile games.

•
Hurray! affiliated music companies, including Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird and Seed Music, released a series of new songs, including 6 albums and 1 EP, and launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. Subsequently, “Very Yu Quan” (“Hen Yu Quan”) by Yu Quan, “Love Embrace” (“Ai De Bao Bao”) by Shuyao Kuo and the self-titled album “Zhou Hui”) released by Zhou Hui, became popular hits in the third quarter.

•
Hurray! artists, including Kenji Wu, Shuyao Kuo, Wen Lan and others has signed up various commercial endorsement deals, including Mengniu ice cream, online game “Metal Knight Zero”, Orangina soft drink and etc, in mainland China and in Taiwan, respectively.

Business Outlook
Release of New Chinese Telecommunication Operators’ Measures
As of November 30, 2009, the three principal telecom operators in China, including China Mobile Communications Corporation, or China Mobile, China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom has announced that it suspended all of its WAP service partners’ ability to charge for services. This applies to all of its WAP wireless value-added service partners in China, regardless of a partner’s propensity to disseminate pornography. The telecom operators will now implement an overall examination, with the aim of eradicating pornographic websites from its network. Prior to this announcement, China’s Ministry of Industry and Information Technology has launched five measures to fight pornographic content on the mobile Internet.

At the moment, all three telecom operators have suspended charges from all service and content providers that signed WAP service fee collection agreements with the operators and the operators will immediately implement an overall examination in various areas, including service names, service contents, and promotion channels. It will prevent errant WVAS providers from conducting service promotions through third parties and will require them to make an information security responsibility commitment and promise there are no possible profit relations with pornographic websites. We believe that services offered by the Company do not contain any content targeted by these measures and we believe these measures would benefit the WVAS industry in the long run. However, the tentative suspension by the major telecom operators of billing content suppliers for all WAP services includes those services that do not contain offensive or unauthorized content, on behalf of third party service providers of services.
Currently, the three principal telecommunication operators have not yet indicated how long its new measures would last or whether it will expand its current measures. This may bring pressures on the WVAS market in China and add to uncertainty of Hurray!’s WVAS operation in the following quarters.
Announcement of merger with Ku6
On November 27, 2009, the Company and the shareholders of Ku6 Holding Limited (“Ku6”), a leading online video portal in China agreed to the sale of Ku6 to Hurray!, in an all stock transaction under which all of the outstanding capital shares of Ku6 will be sold to Hurray! and all of the outstanding employee stock options of Ku6 will be cancelled, in exchange for an aggregate of 723,684,204 Hurray! ordinary shares, of which 44,438,100 will be represented by American Depositary Shares of Hurray!, each representing 100 ordinary shares of Hurray!. Completion of the share purchase will be subject to the condition that the shareholders of Hurray! approve the issuance of ordinary shares of Hurray! to the shareholders and option holders of Ku6 at a special shareholders meeting to be convened in the near future. The Board of Directors of Hurray! has unanimously recommended this transaction. The transaction is expected to close in the first quarter of 2010.
Note to the Financial Information
The unaudited financial information disclosed above is preliminary. The results for the nine months ended September 30, 2009 are not necessarily indicative of the results expected for the full fiscal year or for any future period. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from the audited financial statements to this preliminary unaudited financial information.

Conference Call
The Company will host a conference call to discuss the third quarter 2009 results at

Time:	9: 00 pm Eastern Time on December 15, 2009
or 10:00 am Beijing/Hong Kong Time on December 16, 2009

The dial-in number:	+1-800-901-5213 (US)
+1-617-786-2962 (International)
Password: 49890189

A replay of the call will be available from December 16, 2009 until December 23, 2009 as follows:

+1-888-286-8010 (US)
+1-617-801-6888 (International)
Password: 11825002
Additionally, a live and archived web cast of this call will be available at:
http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=2561576 or http://www.hurray.com.cn/english/home.htm
About Hurray! Holding Co., Ltd.
Hurray! is a leading company in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird. The Company’s latest acquisition, Seed Music, expands the Company’s music services into Taiwan as well growing our business in China. The Company, through Fly Songs, also organizes concerts and other music events in China.
Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of	As of
	September 30, 2009[1]	December 31, 2008
		(As Adjusted)[1]
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$47,949	$59,473
Short-term investment	10,000	—
Accounts receivable, net	5,219	12,658
Prepaid expenses and other current assets	2,446	4,170
Amount due from related parties	190	745
Current deferred tax assets	—	363
Inventories, net	184	255
Receivable on disposal of subsidiary	—	47

Total current assets	65,988	77,711

Deposits and other non-current assets	1,306	720
Prepaid acquisition cost	—	2,507
Property and equipment, net	718	980
Acquired intangible assets, net	1,113	1,945
Investment in equity affiliate	377	825
Goodwill	1,858	3,157
Non-current deferred tax assets	—	479

Total assets	$71,360	$88,324

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,664	$2,454
Accrued expenses and other current liabilities	4,362	3,033
Amount due to related parties	485	208
Income tax payable	681	124
Current deferred tax liabilities	12	497

Total current liabilities	9,204	6,316

Long term payable	19	24
Non-current deferred tax liabilities	276	292

Total liabilities	9,499	6,632

Redeemable non-controlling interest	620	—

Shareholders’ equity:
Ordinary shares	110	110
Additional paid-in capital	75,155	75,013
Accumulated deficit	(26,273)	(8,201)
Accumulated other comprehensive income	9,959	9,987

Total Hurray! Holding shareholders’ equity	58,951	76,909

Non-controlling interest[2]	2,290	4,783

Total shareholders’ equity	61,241	81,692

Total liabilities and shareholders’ equity	$71,360	$88,324

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(in thousands of U.S. dollars, except		(in thousands of U.S. dollars, except
	share and per share data)		share and per share data)
Revenues:
Wireless value-added services	4,442	11,032	17,869	31,217
Recorded music	2,426	2,494	10,603	8,315

Total revenues	6,868	13,526	28,472	39,532

Cost of revenues:
Wireless value-added services	3,231	8,124	13,795	21,723
Recorded music	2,216	1,217	9,232	4,143

Total cost of revenues	5,447	9,341	23,027	25,866

Gross profit	1,421	4,185	5,445	13,666

Operating expenses:
Product development	151	242	379	838
Selling and marketing	1,298	2,129	5,213	6,762
General and administrative	5,085	4,635	18,476	8,908
Impairment of goodwill	—	1,710	3,009	1,710
Gain on reduction of Unicom liability	—	—	—	(1,557)
Total operating expenses	6,534	8,716	27,077	16,661

(Loss) income from operations	(5,113)	(4,531)	(21,632)	(2,995)

Interest income	97	579	372	1,398
Other income	42	107	304	242
Interest expense	(3)	—	(9)	—
Foreign exchange loss	—	(4,472)	—	(4,472)
Gain on reduction of acquisition payable	—	—	—	5,000

Loss before provision for income taxes, equity in earnings (loss) of affiliate	(4,977)	(8,317)	(20,965)	(827)

Income tax (benefit)expense	686	(412)	227	579

Loss before equity in earnings (loss) of affiliate	(5,663)	(7,905)	(21,192)	(1,406)

Equity in (loss)earnings of affiliate, net of tax	(28)	1	(327)	34
Impairment of the investment in music equity affiliate	—	(1,871)	(210)	(1,871)

Loss from continuing operations	(5,691)	(9,775)	(21,729)	(3,243)
Discontinued operations:
Gain on sale of subsidiary, net of tax	—	237	222	366

Net loss	(5,691)	(9,538)	(21,507)	(2,877)
Less: Net loss attributable to the non-controlling interest[2]	616	294	3,435	102

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(in thousands of U.S. dollars, except		(in thousands of U.S. dollars, except
	share and per share data)		share and per share data)
Net loss attributable to Hurray! Holding Company	(5,075)	(9,244)	(18,072)	(2,775)

Net loss per share-basic
Loss from continuing operations	$(0.00)	$(0.00)	$(0.01)	$(0.00)
Gain from discontinued operations	$0.00	$0.00	$0.00	$0.00
Net loss	$(0.00)	$(0.00)	$(0.01)	$(0.00)

Net loss per ADS-basic
Loss from continuing operations	$(0.23)	$(0.43)	$(0.83)	$(0.15)
Gain from discontinued operations	$0.00	$0.01	$0.01	$0.02
Net loss	$(0.23)	$(0.42)	$(0.82)	$(0.13)

Net loss per share-diluted
Loss from continuing operations	$(0.00)	$(0.00)	$(0.01)	$(0.00)
Gain from discontinued operations	$0.00	$0.00	$0.00	$0.00
Net loss	$(0.00)	$(0.00)	$(0.01)	$(0.00)

Net loss per ADS-diluted
Loss from continuing operations	$(0.23)	$(0.43)	$(0.83)	$(0.15)
Gain from discontinued operations	$0.00	$0.01	$0.01	$0.02
Net loss	$(0.23)	$(0.42)	$(0.82)	$(0.13)

Weighted average shares used in calculating basic loss per share	2,196,177,940	2,187,509,840	2,195,793,818	2,184,148,576
Weighted average ADSs used in calculating basic loss per ADS	21,961,779	21,875,098	21,957,938	21,841,486
Weighted average shares used in calculating diluted loss per share	2,196,177,940	2,187,509,840	2,195,793,818	2,184,148,576
Weighted average ADSs used in calculating diluted loss per ADS	21,961,779	21,875,098	21,957,938	21,841,486

The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses a non-GAAP measure of EBITDA, which is adjusted from results based on GAAP to exclude certain expenses. Hurray!’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses that are not related to the company’s operations. This non-GAAP financial measure also facilitates management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of EBITDA.
Reconciliation of Net loss attributable to Hurray! Holding Company under GAAP to EBITDA for the following periods:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(in thousands of U.S. dollars, except		(in thousands of U.S.dollars, except
	share and per share data)		share and per share data)
Net loss attributable to Hurray! Holding Company	$(5,075)	$(9,244)	$(18,072)	$(2,775)
Add (deduct):
Interest expense	3	—	9	—
Income tax expense (benefit)	686	(412)	227	579
Depreciation and amortization	526	887	2,060	2,628
Interest income	(97)	(579)	(372)	(1,398)

EBITDA	$(3,957)	$(9,348)	$(16,148)	$(966)

For more information, please contact:
Christina Low
Investor Relations Officer
Tel: 8610-88695237
IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.

[1]
Effective January 1, 2009, the Company adopted SFAS 160. SFAS 160, which was retrospectively applied, requires non-controlling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

[2]
June 30, 2008 and December 31, 2008 balances were extracted from the form 6-K for the quarters ended June 30, 2008 and December 31, 2008 respectively, as adjusted resulting from the adoption of Statement of Financial Accounting Standards No. 160.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Haibin Qu
	Name:	Haibin Qu
	Title:	Acting Chief Executive Officer

Date: December 16, 2009